Via Facsimile and U.S. Mail
Mail Stop 4720

April 21, 2010

Michael Cohen
President, Chief Executive Officer and Chairman of the Board
Proteonomix, Inc.
187 Mill Lane
Mountainside, New Jersey 07052

  Re: **Proteonomix, Inc.**
     Registration Statement on Form 10-12G
     Filed August 4, 2009
     File No. 000-53750

Dear Mr. Cohen:

  We have completed our review of your Form 10-12G and have no further comments at this time.

            Sincerely,

            Jeffrey P. Riedler
            Assistant Director